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                           November 22, 2022

       Hayden Brown
       President and Chief Executive Officer
       Upwork Inc.
       475 Brannan Street, Suite 430
       San Francisco, California 94107

                                                        Re: Upwork Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Filed October 26,
2022
                                                            File No. 001-38678

       Dear Hayden Brown:

              We have reviewed your November 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 25, 2022 letter.

       Form 10-Q for the Quarter Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial and Operational Metrics
       Non-GAAP Financial Measures, page 19

   1. We note your response to prior comment 3. Please provide us with further information regarding the nature of
adjustment (a) special one-time payments to team members in the impacted regions and
(d) operational costs related to humanitarian programs. In this regard, tell us the
basis for bonus payments, how you determined who would receive such payments, how amounts
were calculated, and how you determined that such payments
                                                        are incremental to your
normal operations.
 Hayden Brown
Upwork Inc.
November 22, 2022
Page 2
General

2.    We note your response to prior comment 5. Please provide the analysis requested
      regarding whether the company or any of its subsidiaries meets the definition of an
         investment company    under Section 3(a)(1)(C) of the Investment
Company Act of 1940
      (the    1940 Act   ). In your response, include all relevant calculations
under Section
      3(a)(1)(C), identifying each constitute part of the numerator(s) and denominator(s). We note that this calculation must be performed on an unconsolidated basis.
3. We note your response to prior comment 5. To the extent you intend to rely on Rule 3a-8 under the 1940 Act, please provide additional detail on your intended reliance on Rule 3a-
      8 going forward, particularly as to whether you intend to continue to operate such that in each instance the research and development expenses for each of the prior four fiscal
      quarters combined account for 20% or more of the company   s total
expenses.
4. Please include a risk factor describing the risks presented if the company is determined to be an investment company required to be registered under the 1940 Act. In this regard, explain which, if any, exclusions and/or exemptions you intend to rely on in order to avoid
      being deemed an    investment company    required to be registered under
the 1940 Act and
      address potential liabilities, rescission rights, and other adverse consequences which may impair or prevent future operations by you and your affiliates, if applicable.
      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 with any questions.



                                                           Sincerely,
FirstName LastNameHayden Brown
                                                           Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                           Office of Technology
November 22, 2022 Page 2
cc:       Brian Levey
FirstName LastName